

June 3, 2011

Via E-mail
Douglas Lindroth
Chief Financial Officer
Limelight Networks, Inc.
2220 West 14th Street
Tempe, AZ 85281

>   **Re: Limelight Networks, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 11, 2011**
>   **File No. 001-33508**

Dear Mr. Lindroth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

1.   We refer to your second quarter 2010 earnings conference call and note your strategic plan to expand your suite of services with solutions that are synergistic with content delivery. We also note the three trends you describe that you believe will continue to drive this strategy and your recent acquisitions in the past year. Please tell us what consideration you gave to including a discussion regarding this strategy and these trends in your MD&A Overview. For guidance, see Section III.A of SEC Release No. 34-48960, available on our website at http://www.sec.gov/rules/interp/34-48960.htm.

2.   You disclose that your CDN customers normally execute contracts with terms of one year or longer which generally commit them to a minimum monthly level of usage with additional charges applicable for actual usage above the minimum commitment. In an effort to better understand your revenue streams, please tell us the following:

- Describe what you define as usage in your contracts and how usage is tracked;
- Whether the nature of services provided as part of the minimum commitment vary by customer;
- The renewal rates for the recurring contracts for each period presented and an explanation as to material fluctuations in those rates, if any.

Also please tell us your consideration of expanding your disclosures to include this information to provide investors with a better understanding of how you derive revenue from the services you offer. We refer you to SEC Release No. 34-48960.

Results of Operations, page 54

3.   We note that you refer to traffic on your network continuing to grow on page 41 and you state you continue to increase the amount of traffic moving through your network on page 54 in your results of operations. The amount of traffic in your network appears to be an important indicator of the success of your business. Also we note you mention the decline in your average unit sales price as a contributing factor to the fluctuations in your revenue period over period. Please tell us your consideration of quantifying these indicators to provide investors with a clearer understanding of the reasons behind the fluctuations in the results of your operations as well as the trends in your business. We refer you again to SEC Release No. 34-48960.

Liquidity and Capital Resources, page 65

4.   You disclose on page 41 that approximately 29%, 22% and 16% of your revenue was generated from customers outside of North America for the years ended December 31, 2010, 2009 and 2008, respectively. As it appears your international business has increased and you disclose on page 111 that you intend to permanently reinvest earnings of certain foreign subsidiaries, please tell us your consideration to disclose the amount of cash, cash equivalents, and investments held outside of the United States and the amounts restricted from repatriation, as well as the dollar amount of permanently reinvested earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies and Use of Estimates

Revenue Recognition, page 80

5.   You disclose that the company typically charges the customer an installation fee when the services are first activated. Please clarify if installation fees are charged only to new customers or if they are charged with all contracts, including renewals by existing customers. If it is the later, then please tell us if the period over which you recognize revenue for installation fees (i.e. "life of the customer arrangements") constitutes the estimated total customer life. Additionally, tell us how you determined ratable recognition to be appropriate given that content delivery network services are recognized based on usage. See Question 1 of ASC 605-10-S99 (SAB Topic 13.A.3.f).

Note 10. Litigation, page 98

6.   With respect to the class action lawsuit for your initial public offering, you disclose that you entered into a Memorandum of Understanding to settle this lawsuit for an amount well within the coverage limits of the primary carrier of your directors and officers liability insurance and that no provision for this lawsuit was made. Please tell us whether the company owed amounts under the settlement agreement and received related insurance proceeds, what those amounts were, and how and when they were recorded. If such amounts were netted or offset, please tell us why you believed that you had a right of setoff pursuant to ASC 210-20-05-1 and ASC 210-20-20.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 117

7.   Your statement regarding the effectiveness of your disclosure controls and procedures includes a definition of disclosure controls and procedures that differs from the definition specified in Exchange Act Rule 13a-15(e). Specifically, you state that your disclosure controls and procedures were "effective in that they were designed to ensure that <u>material</u> information … is made known to [your] Chief Executive Officer and Chief Financial Officer <u>by others within those entities, particularly during the period in which this report was being prepared, as appropriate to allow timely discussions </u>regarding required disclosure therein…" (emphasis added). Please confirm, if true, that your disclosure controls and procedures were designed to ensure, and effective in ensuring, that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm that you will provide conforming disclosure in future filings.

Changes in Internal Control over Financial Reporting, page 120

>   Please note that Item 308(c) of Regulation S-K requires that you disclose any changes in internal control over financial reporting that occurred during your last fiscal quarter, in the case of an annual report. While we note your statements that there were no additional changes that occurred "during the year ended December 31, 2010" and that there were no other changes "during the period covered by this report," it is unclear from this disclosure whether the change to your internal control over financial reporting discussed on page 120 occurred during your last fiscal quarter. Please tell us when the change occurred and confirm that you will provide conforming disclosure in future filings.

Part III (Incorporated by Reference from Definitive Proxy filed April 22, 2011)

General

8.   Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure; however, you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that your Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

Compensation Discussion and Analysis

Annual Incentive Cash Bonuses, page 23

9.   Your discussion of annual incentive cash bonuses should be significantly expanded to address how the bonus amounts for each of the named executive officers were determined. As an example, you state that Mr. Lunsford received $512,573, which is 123% of his base salary and which, we note, is a significant increase over the bonus amount awarded in 2009; however, there is no discussion of how the compensation committee determined that "the performance and operational criteria necessary for award of such bonuses" were met or exceeded. The terms of your incentive plan should be discussed in significant detail and should disclose information material to the decision-making process. Examples of the type of information to be disclosed include, without limitation, such things as:

- the target bonus amounts or percentages or range within which bonuses may be awarded, which we note are disclosed in the grants of plan-based awards on page 35;
- whether bonuses are determined using a formula and, if so, describing the formula;
- whether discretion can be or has been exercised, either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award; and

- whether "performance goals" include personal performance goals and, if so, describing such individual performance.

Please provide in your response a detailed discussion of how the amounts for this element of compensation were determined for each named executive officer and confirm that you will include such disclosure in future filings, as applicable. Refer to Item 402(b)(2) of Regulation S-K.

Summary Compensation Table, page 33

10. We note that you have included information regarding Annual Incentive Cash Bonuses under the bonus column (column (d)) rather than under the non-equity incentive plan compensation column (column (g)). Cash compensation awarded pursuant to an incentive plan, as defined in paragraph (a)(6)(iii) of Item 402 should be disclosed in column (g). Refer to Item 402(c)(2)(vii) of Regulation S-K and advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Melissa Feider, Staff Accountant at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3349.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins

Douglas Lindroth
Limelight Networks, Inc
June 3, 2011
Page 6

Accounting Branch Chief